GHOST IN INDIANA

A supernatural, romantic dramedy exploring grief and loss... with a little ghost possession


GHOST IN
INDIANA

yeahyeahyeahfilms.com Columbus, OH

Highlights

1. The Slamdance Screenplay competition named Ghost in Indiana one of the top 25 film scripts in 2024.
2. Writer/ Co-Director has credits on Orange is the New Black, The Equalizer, That Damn Micheal Che.
3. Professional experience working on set for studios including Amazon, AppleTV+, Netflix and HBO.
4. Our team has won Best Short Film, Best Actress and Audience awards at Top-tier genre festivals.
5. Filmmakers' films have garnered hundreds of thousands of views on Youtube and other platforms.
6. OPPORTUNITY TO SUPPORT INDIE FILM — assist local artists creating a feature film shot 100% in Ohio!

Team



Cory D. Stonebrook Screenwriter/ Co-Director SPV Voting Proxy

Cory is a NYC based screenwriter, director and actor with acting credits on HBO, CBS, Netflix and NBC as well as numerous national commercials. His script for Ghost in Indiana was a Quarterfinalist at Slamdance Screenplay Competition.

corystonebrook.com



Jordan Sommerlad Co-Director/ Director of Photography

Jordan is a filmmaker and freelance cinematographer in Columbus, OH. His film "Memoir" played at the 2025 Cannes Film Festival. He has worked with brands like Steve Madden Shoes, Princeton University, 1 Hotels, NVIDIA, Madison Square Garden and more.

jordansommerlad.com



Tiffany Trainer Actress/ Producer

Tiffany is an actress and producer based in NYC. Her work in Florence in Customer Care won her Best Actress in a short film at Brooklyn Horror Film Festival and Panic Fest. She also works on set with AppleTV as a safety professional.

tiffanytrainer.com



Elizabeth Miller Actress/ Producer

Lizzy is an actress, singer, and producer based in Columbus. Recent onscreen credits include You Have Her Eyes and Jenny Deller's IRL. Onstage highlights: Rapunzel in Into the Woods, starring Nina West and the US National Tour of Camelot.

lizzy-miller.com

GHOST IN INDIANA | FEATURE FILM

STORY


Logline
An aimless fast-food manager struggles to move on when the ghost of his dead wife possesses a middle-aged woman, forcing him to choose between an impossible past or an unknown future.


Story Overview
Henry isn't doing well. He's stuck in his hometown, working at the same fast food job he's had since he graduated, and is living in his sister's guest room. It's been two years since his wife, Sarah, died suddenly of a brain aneurysm. Without Sarah's life-force, Portview, Indiana isn't just boring, it's bleak.
Henry wants to move on—he attends a grief group regularly with high school pal (and maybe more?) Evelyn. He hangs with his best friend, Cora—local cinephile and movie theatre manager, who encourages him to pursue a career as a comic artist. He dreams of a life in Chicago. But he can't shake the feeling that moving on leaves Sarah and the life they built together behind.


Just as Henry has found the courage to sell the house he and Sarah shared together and take the first step towards his new life, Judith—a lonely English teacher and a regular at Jester's Chick where Henry works as a manager—corners Henry after hours. "Henry, it's me. It's Sarah."
While Henry can't believe his ears, Judith makes a good case. She knows things only Sarah would know—Henry's first word, first kiss, Sarah's unique birth mark pattern. Is it possible Sarah has come back? Or is Judith the crazy old cat-lady like everyone in town thinks?


Henry can't take the uncertainty, so when he sees Judith at the store one night, he follows her home to confront her once and for all. Against all odds, and Henry's better judgement, Henry's greatest wish is granted. He gets to spend the evening with Sarah, his long lost wife.
It is in the morning that reality returns. Judith

is back and CONFUSED. Why is Henry in her home? And why has she lost time? The two work together to solve the mystery, and the reality is stranger than fiction. Judith summoned Sarah's spirit on accident by trying to contact the other side.





Judith and Henry come to an agreement. Sarah can come visit Henry using Judith's body, but only for a night at a time. Henry is elated to have more time with his long lost love, and Judith is excited to be a conduit to the other side.

The arrangement is going well until one night, Judith no longer wants to switch. The last few times she's shared her body with Sarah have felt...different. Henry convinces Judith to allow him to see her one last time—after all, it's Sarah's birthday. Judith reluctantly agrees, and Henry gets ready to say goodbye.

...until Sarah decides she doesn't want to leave. And her timing is impeccable, because the 20 year high school reunion of Portview High Class of 2006 happens to be this weekend.

Can Henry convince Sarah to move on to the other side so Judith can reclaim her body? Or has he been granted the very thing he's wished for— a long life with Sarah by his side.

Ghost in Indiana is a nostalgic romantic comedy reminiscent of the 80's and 90's with a touch of magical realism exploring what it means to live life, and what comes after.



CHARACTERS

Henry

(30's) A recent widower. Lost his wife Sarah two years ago and is struggling to piece his life back together. Floor Manager at Jester's Chick, a medieval style fast food chain in Portview, Indiana. He's kind, smart and artistic, and a bit of a pessimist. He wants to pursue art and move out of Portview, but remains stuck and wistful for his old life with Sarah. He's a bit of a Peter Pan.



Judith



(late 50's/early 60's) A regular at Jester's Chick. An English and theatre teacher at Portview High. Loves to get lost in a story or a reddit thread. Very interested in the spiritual world. Animal Lover. She has always been open to romantic love but never found it. Part of her still hopes it may happen. Generally viewed as nutty but has a giant heart and cares deeply about her pets, family and her students.

Sarah



(Died at 36) Henry's late wife. She worked as a hairdresser in town. Loves to read (especially the classics). Outgoing, high energy - opposite of Henry. Likes to be the center of attention. She cares deeply about people, but can be selfish and controlling at times. She brings a joie de vivre to everything she touches.


Evelyn
(30's) Henry's high school friend/ current potential love interest. Lost her husband Nicholas five years ago. After he died, she returned home to Portview with her eight-year-old daughter, Penny. Overachiever. Smart. Mature. When she's around Henry she slips back into her high school self a bit.
Cora
(30's) Henry's best friend since childhood. Like family to Henry. She has had the same friends, same job and the same apartment forever. Intense cinephile and horror fanatic. Has known she was a lesbian since she was young but didn't come out to anyone besides Henry until high school. Fast talking, passionate and fiercely loyal. Has a dark sense of humor.
Rachel
(30's) Henry's sister. 11 months older than him but acts like his mother. Nurse in the surgical unit. Married local dentist, Todd, for 15 years. Has a five year old named Connell and is currently pregnant with a baby girl. Is highly protective of Henry. Constant worrier. Micromanager. Eldest daughter vibes.

WRITER'S STATEMENT

"It's a gift to exist and with existence comes suffering. There is no escaping that. But if you're grateful for your life — then you have to be grateful for all of it." **Stephen Colbert discussing his grief over the death of his father and two brothers at age ten.**

In the fall of October 2023, I sat with my wife Tiffany in a bar at LaGuardia airport waiting for my phone to ring. We were about to board a plane to head to a regional film festival in Wichita, Kansas. After a long moment of silence, my phone rattled on the table and I quickly answered. The voice on the other end was my mom telling me that my father was diagnosed with T-cell lymphoma. It was aggressive. There was no cure. And he had a 30% survival rate after 5 years. I asked my mom if I should fly home and she told me the plan of treatment wasn't in place yet so my Dad wanted me to go to the festival. He didn't want me to miss it. There was nothing anyone could do right now.

I hung up the phone and burst into tears as the waiter came back with our drinks. We boarded the flight and Tiffany held my hand as the plane launched into the sky and I imagined a world without my Dad. The next morning he called me and in this vulnerable moment he said to me "I don't want to die. I have so much life left in me."

My brain started spinning about dying young, missing out on life and the idea of what comes after. I had always believed that when we die, that's it. No pearly gates. No loved ones waiting for me through the fluffy clouds. But when my family faced the very realistic possibility that my Dad could die, I found myself desperately wanting to believe in an afterlife.

Ghost in Indiana is a love story. But it was born out of the anticipatory grief I've felt since my father's cancer diagnosis. I wanted a magical world where you could get more time with a lost loved one to exist... so I created it.

Death is a part of life. And if I'm grateful for eating pasta with my Dad on a cliff looking out on the Mediterranean Sea or staring at the stars from the bottom of the grand canyon after we hiked ten miles... I have to be grateful for the moments I sat next to him as chemotherapy was pumped into his blood.

At this current moment, my father is in remission. He's doing well but his cancer is terminal and may come back at any moment. But like our protagonist Henry, I'm learning to be grateful for every moment.

- Cory Stonebrook (screenwriter)





SETTING

Our film is set in the fictional town of Portview, Indiana. A tiny little town in the middle of nowhere. Midwestern to its core. One movie theater. One diner. One park. And a bunch of houses. No one locks their doors at night, everyone knows everyone and not a lot happens. It's conventional, safe and for our protagonist... "purgatory."



EXT. JUDITH'S HOUSE - DUSK
INT. JESTER'S CHICK - DAY
INT. SPLITSIDE LANES - NIGHT
EXT. PORTVIEW STREETS - DAY
EXT. PORTVIEW CINEMA - NIGHT
MIDWEST
EXT. HENRY'S HOUSE - DAY

TONE



The Look
Selective use of color to add pops of magical realism to an otherwise grounded world.
A mixture of handheld and precision camera movement to blend naturalism with otherworldliness.
Soft, naturalistic lighting to put focus on actor's performance.



The Feel
The heart and nostaglia of Big
The strange humor and melancholy of Lars and the Real Girl
The supernatural romance and exploration of grief seen in Starman

EXAMPLE STORYBOARD:



GHOST IN INDIANA
"I'm sorry, ma'am but we're closed
"You don't recognize me, do you? Of
"No, I do. Um, Judith, right? We open


for the night."
course you don't. What am I talking about?"
tomorrow at 7am, so you are welcome to-"
"Bug, it's me."
"What did you just say? Did you just call me-?"
"It's me, Henry. It's Sarah."

*created by artist Miranda Parkin

Industry professionals and screenwriting competition adjudicators have vetted, praised, and awarded *Ghost in Indiana*. Here are some of the kind things said about the script!


THE BLACK LIST
"The themes in these pages are quite striking.".
"The premise of the story is both entertaining and thought-provoking, blending elements of supernatural mystery with poignant themes of grief and loss."
"Romantic comedies are experiencing a resurgence in popularity, particularly on streaming platforms like Netflix. GHOST IN INDIANA aligns well with this trend, offering a unique twist on the genre with its blend of supernatural elements and heartfelt storytelling. The concept and format of GHOST IN INDIANA make it well suited for streaming platforms, where audiences are increasingly seeking diverse and innovative content."
"In these uncertain times, a story that explores themes of love, loss, and acceptance will resonate deeply with viewers, making GHOST IN INDIANA quite appealing to a wide range of audiences."
"The script demonstrates a strong sense of structure and pacing, ensuring that each scene serves a purpose in advancing the plot and developing the characters."


SLAMDANCE
SCREENPLAY COMPETITION
QUARTERFINALISTS
FEATURES
Quarter finalist (Top 25 script out of 4,500 submissions)
"This is a really lovely, moving and funny story about loss and healing. Henry and Sarah both have clear, compelling arcs, and the story feels both subtle and urgent at the same time. Overall, this is a very strong script that would be a wonderful showcase for the actress playing Judith if produced."

OUR BUSINESS PLAN:

Ghost in Indiana is an independent feature film set to shoot in Columbus, Ohio Fall of 2026.

The project's scalable budget is targeting $350,000 which would allow us to leverage Ohio's refundable film tax credit to maximize spend efficiency and return potential. Qualified spending may net up to 90k in cash rebates at the state level, with an additional 10 percent earn at the local level in Franklin Co., bringing our tax credit net to 130k.


Ghost in Indiana
PRODUCTION BUDGET
PIE CHART
Contingency 2.9%
Above-the-line (excl. you) 5.1%
Marketing, festivals, ad buys 10%
Music & score 2%
Post – sound 3.7%
Cast (SAG leads + support) 22.9%
Post – picture 4.6%
Catering & crafty 3.4%
Production office, vehicles 1.7%
Travel, lodging, per diems 1.7%
Insurance, legal, accounting 3.7%
Picture & sound equipment 1.4%
Locations 4%
Crew – art, set dec, wardrobe 7.4%
Crew – sound 4%
AD's, Scripty, PA's 6.6%
Crew – camera, lighting, grip 14.9%


ABOVE-THE-LINE 5.1%
Producer(s), line producer/UPM, casting director
CAST 22.9%
2 SAG Moderate Low Budget leads, 6 supporting, day players, P& H
CAMERA, LIGHTING, GRIPS 14.9%
1st AC, 2nd AC, gaffer , best boy, key grip, electrics, grips, media manager
SOUND 4%
Mixer + boom/utility, kit/box rental
AD, SCRIPT, PA 6.6%
1st AD, 2nd AD/key 2nd, script supervisor, 3–4 PAs
ART, SET DEC, WARDROBE 7.4%
PD, art team, set dec/props, wardrobe + materials
LOCATIONS (incl. fees/permits) 4%
Houses stipends, high school, theater , restaurant, city permits
PICTURE & SOUND EQUIPMENT 1.4%
Supplemental audio/ monitor/ rig rentals, repairs, expendables
INSURANCE, LEGAL, ACCOUNTING 3.7%
Production insurance, legal, payroll/ accounting
TRAVEL, LODGING, PER DIEM 1.7%
Only 2 non-local leads (travel, housing, per diems)


PRODUCTION OFFICE, VEHICLES 1.7%
Short-term office, G&E truck/van, fuel
CATERING & CRAFTY 3.4%
25 shoot days, ~25–30 people, two meals + crafty
POST- PICTURE 4.6%
Editor, online/conform, color, deliverables
POST- SOUND 3.7%
Sound design/ edit, mix, limited Foley, deliverables
MUSIC & SCORE 2%
Composer, music mix, a few licensed tracks
MARKETING, FESTIVALS, MATERIALS 10%
Poster, trailer, festival submissions, DCPs
CONTINGENCY 2.9%
To cover overages and surprises.

Key Cost Reduction Strategies

- Minimal primary locations/core cast: The script largely centers on just a handful of recurring locations and a tight ensemble.
- Local Talent/Crew: Besides hiring the leads from out of town we will leverage Midwest actors and below-the-line hires at competitive rates.
- Filming in Ohio allows us to take advantage of lower costs of goods and leverage personal relationships and a growing film community.
- In-Kind/Trade Sponsorships: Seeking food/housing from local businesses in Columbus.
- Equipment rental tax incentives or donations from sponsors.
- Red Cinema Camera Package is already owned by **Yeah Yeah Yeah Films**, used in high profile films such as *Furiosa: A Mad Max Saga*, *Matrix Resurrections*, etc.

Release & Distribution

- Festival Run: Target festivals prioritizing U.S. indie: SXSW, Sundance, Tribeca, Heartland, AFI, TIFF, and regional festivals.
- Sales/Distribution: Pitch to U.S. specialty distributors (A24, IFC, Magnolia, Bleecker Street) as well as streaming platforms (Netflix, Hulu, Amazon) and public TV (PBS Independent Lens) post-festival.
- Ancillary: Foreign sales agent for international boutique platforms and airlines.

<u>TIMELINE:</u>


Timeline
'24-'25
Development/ Perfecting Script
SPRING '26
Financing
Raise production budget through Wefunder crowd equity campaign
SUMMER / EARLY FALL '26
Pre-Production
Attach cast, producers, crew, pick locations, artistic prep for shooting
OCT./ NOV '26
Film shoot
Principle Photography for 4-5 weeks in Columbus, OH
SUMMER/ FALL '28
SUMMER/ FALL '27
SPRING '27


Distribution
Find a distributor/sell to a streamer, disburse first profits to Wefunder investors
Festival Circuit
Create film DCP, submit to Top Tier/ Oscar qualifying festivals, choose a Premiere for the film, press, reviews
Post-Production
Edit, Score, Color Grade, Sound Mix, Credits

BUDGET COMPS:



BUDGET COMPS

Films made in a similar fashion that went on to box office success

FILMS	BUDGET / YEAR	BOX OFFICE
Shiva Baby	$200k/ 2020	$502k
Safety Not Guaranteed	$750k/ 2012	$4.4mil
Hundred of Beavers	$150k/ 2022	$1.4mil
Once	$150k/2007	$20.9 mil

Shooting in Ohio provides competitive tax incentives through the MPTC (Motion Picture Tax Credit) - 30% refundable credit giving us potentially 130k added to the final budget!

PERKS

As a "thank you" for contributing to our film and joining our team of investors we have put together some exciting perks for every level of investor!

EXECUTIVE PRODUCER $30,000 + investment

*You are now an executive producer of **Ghost in Indiana!***

+ Two tickets to premiere screening (West Coast, East Coast or Midwest Premiere) (travel and accommodations not included)

+ One day visit to film set (travel and lodging not included)

+ Invitation to early cast and crew screening and party in Columbus, OH (travel and lodging not included)

+ IMDb credit as "executive producer"

+ credit on screen in end credits

+ limited edition ***Ghost in Indiana*** ball cap

+ your company logo in end credits (if wanted)

+ signed film poster

+ private link to completed film (see the film before it ever hits theaters)

+ specialized thank you card from our filmmaking team

+ social media shout out on Yeah Yeah Films instagram account

CO-PRODUCER $20,000 + investment

*You are now a co-producer of **Ghost in Indiana!***

+ Invitation to early cast and crew screening and party in Columbus, OH (travel and lodging not included)

+ IMDb credit as "co-producer"

+ credit on screen in end credits

+ limited edition ***Ghost in Indiana*** ball cap

+ your company logo in end credits (if wanted)

+ signed film poster

+ private link to completed film (see the film before it ever hits theaters)

+ specialized thank you card from our filmmaking team

+ social media shout out on Yeah Yeah Films instagram account

ASSOCIATE PRODUCER — $10,000 + investment

*You are now an associate producer of **Ghost in Indiana!***

+ Invitation to early cast and crew screening and party in Columbus, OH (travel and lodging not included)

+ IMDb credit as "co-producer"

+ credit on screen in end credits

+ signed film poster

+ private link to completed film (see the film before it ever hits theaters)

+ specialized thank you card from our filmmaking team

+ social media shout out on Yeah Yeah Films instagram account

A "VERY" SPECIAL THANK YOU! — $5000 + investment

See your name in the end credits and an early screener of the film!

+ a special thanks to in end credits

+ signed film poster

+ private link to completed film (see the film before it ever hits theaters)

+ specialized thank you card from our filmmaking team

+ social media shout out on Yeah Yeah Films instagram account

A SPECIAL THANK YOU! — $2500 + investment

See the final cut of the film before anyone else!

+ private link to completed film (see the film before it ever hits theaters)

+ specialized thank you card from our filmmaking team

+ social media shout out on Yeah Yeah Films instagram account

SHOUT OUT! — $1000 + investment

*You are now an investor of **Ghost in Indiana** and we are gonna shout it from the rooftops!*

+ social media shout out on Yeah Yeah Films instagram account

+ our biggest gratitude and appreciation!

MEET THE TEAM BEHIND *YEAH YEAH YEAH FILMS*


JORDAN SOMMERLAD
CO-DIRECTOR/ CINEMATOGRAPHER
CORY STONEBROOK
CO-DIRECTOR/ SCREENWRITER
LIZZY MILLER
PRODUCER/ACTRESS
TIFFANY TRAINER
PRODUCER/ACTRESS

Tiffany and Lizzy met in an acting class in NYC and there was an instant connection. Double dates with their partners–Cory and Jordan– quickly turned into TV/Film debates and creative brainstorming sessions.

In 2020 when the world was shut down, they decided to rent a house in the Catskills, quarantine, and make a short with just the four of them. Tiffany, Cory and Lizzy performed on screen, moved furniture, held booms, and Jordan was a one-man crew.

The short ***When this All Ends*** went on to have a successful festival run, and has hundreds of thousands of views online.

In 2022, they expanded their budget, cast & crew size to make ***Florence in Customer Care***. It played in over 15 festivals worldwide including: Brooklyn Horror Film Festival (Best Actress in a Short Film), Panic Fest (Best Actress in a Short Film), El Dorado Film Festival and Phoenixville Film Festival (Best Drama Short and Best Short Film) Tallgrass Film Festival, Soho International and Lighthouse International Film Festival.

After Lizzy and Jordan moved to Ohio, the team stayed together, and in 2024 they made their third short *You Have Her Eyes*, which is currently enjoying a successful festival run. After shooting in Columbus, Ohio, they knew it would be the perfect place to make their first feature.

With ***Ghost in Indiana***, the team is excited to tackle a larger project and bring a surprising and heartfelt story to the screen.



PANIC FEST
WELCOME FILMMAKERS



SLAMDANCE
BEST PERFORMANCE BROOKLYN HORROR FILM FESTIVAL 2023
OFFICIAL SELECTION PANIC FEST 2024
TALLGRASS FILM FEST OCT 5-8
Omeleto
PHOENIXVILLE FILM FESTIVAL
OFFICIAL SELECTION POPCORN FRIGHTS FILM FESTIVAL 2023
EL DORADO FILM FESTIVAL 2024
2023 Lighthouse International Film Festival Official Selection
EXHIBITION OFFICIAL SELECTION SOHO INTERNATIONAL FILM FESTIVAL 2023
WINNER AUDIENCE CHOICE
SUPERSHORTS
OFFICIAL SELECTION KATRA FILM SERIES 2023
OFFICIAL SELECTION CHAIN FILM FESTIVAL 2023
HANDPICKED
REUNION
OFFICIAL SELECTION Vail Film Festival 2023
RICHMOND FILM NETWORK
GOLDEN DOOR INTERNATIONAL FILM FESTIVAL OFFICIAL SELECTION 2021

YOU HAVE HER EYES REVIEWS

Eyes takes a somber look at familial values, the human condition, and unconditional love. Elle's slow descent into terror is done uniquely and brilliantly; it's nearly impossible not to be chilled to your core with this film. When I tell you that the entire theater gasped at that moment, it's no exaggeration. A film like this is a perfect example of effective storytelling in a short time.

- Brendan Jesus, **Horror Press**

The revelation, which I'm avoiding mentioning directly in any way, changes all the prior events, reshaping how we view the results of Elle's decisions to start a family. The screenplay—co-written by Sommerlad, Stonebrook, and Miller—goes from a Gothic ghost story to a real-life tale of horror, portraying one of many horrors that can, and does, occur in a heteronormative relationship when women are subjected to the expectations of motherhood.

- C.H Newell, **Father Son Holy Gore** ★★★★★

FLORENCE IN CUSTOMER CARE REVIEWS

This is an interesting character study, as we see the cracks start to appear in Florence, as she tries to navigate dating, and also how her life isn't going the way she wanted it to. There is a level of catharsis here which shows there can be some hope, even when it feels like you've hit a dead end.

- **Bloody Flicks**

Florence in Customer Care is a harrowing psychological horror film that doesn't have to end in a typical murder spree, or a traumatic suicide for Florence, but rather ends on what adds up to a broken dream: the shattered hopes of working class people, the cruel reality that we only get a vacation when our mental health totally breaks down and demands, one way or another, that we take time off, or else something far worse might happen. A sad and wonderful short.

- C.H Newell, **Father Son Holy Gore**

Solid entry in the niche subgenre of "the modern world is debilitating for this person." Good performance from Tiffany Trainer with some delightfully gross body horror elements.

- Jason Sonhi, **Short of the Week**

<u>WATCH OUR PAST WORK:</u>

WHEN THIS ALL ENDS - SHORT FILM:


WHEN THIS ALL ENDS | Omeleto
Omeleto
Omeleto
Watch on YouTube

FLORENCE IN CUSTOMER CARE - SHORT FILM:


Horror Comedy Short Film | "Florence in Customer Care" | CRAFTY
Crafty Short Films
crafty
Watch on YouTube

YOU HAVE HER EYES - SHORT FILM (CURRENTLY IN FESTIVAL RUN):




You Have Her Eyes - Trailer
Jordan Sommerlad
Watch on YouTube

We hope you join us on our journey from production all the way to a red carpet premiere on the big screen! Become an investor and join the community of indie film supporters!

SCHEDULE A MEETING WITH THE FILMMAKERS:

Yeah Yeah Yeah Films Calendarly link

YEAH YEAH YEAH INSTAGRAM PAGE

www.yeahyeahyeahfilms.com